

August 16, 2006

Mr. Edward R. DeStefano
President and Chief Executive Officer
New Century Energy Corp.
5851 San Felipe, Suite 775
Houston, Texas 77057

      Re: **New Century Energy Corp.**
             Registration Statement on Form SB-2
             Filed July 17, 2006
             File No. 333-135827

             Form 10-KSB for the Fiscal Year Ended December 31, 2005
             Filed April 17, 2006
             File No. 0-28813

             Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
             Filed May 19, 2006

Dear Mr. DeStefano:

We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend

the Form 10-QSB identified above to comply with any comments on the Form 10-KSB.

Form SB-2

General

2.   Given the nature and size of the transaction being registered, advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

3.   We note that an Escrow Agreement is listed as an exhibit to the Securities Purchase Agreement you entered into with Laurus Master Fund, Ltd. on June 30, 2005. In addition, we note that payment under the Note will be made as set forth in the Disbursement Letter. However, it appears that neither the escrow agreement nor the Disbursement Letter has been filed. Please file the agreements with your next amendment to the registration statement. We may have further comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 97

4.   We note that as a result of the restatements to your December 31, 2004 financial statements, your certifying officers can no longer conclude that your disclosure controls and procedures were effective as of the end of the period covered by the report. Please substantially revise your disclosure in this section to provide a more detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

- Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

- Clearly describe the problems the officers identified as a result of their review.

- Clarify whether your certifying officers believed these problems to constitute a material weakness in your disclosure controls and procedures.

- Identify the date when each problem arose and the person who identified the problem.

- Further describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of any changes. Also, explain how the changes were intended to resolve the identified problems.

- State whether the company believes that the problems still exist at the end of the period covered by the report.

We may issue further comments after reviewing your response.

5.   It does not appear that you have provided the disclosure required by Item 308(c) of Regulation S-B. Please disclose whether there were any changes to your internal control over financial reporting that occurred during the period covered by the report that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please ensure to include this disclosure in all future filings in which it is required. We note this disclosure is also missing in the Form 10-QSB for the fiscal quarter ended March 31, 2006.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela S. Richter
Branch Chief

cc: J. Wynn

via facsimile
David M. Loev
(713) 524-4122